

April 11, 2007

Nicole M. Runyan, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038

Re: Cohen & Steers Enhanced Closed-End Opportunity Fund, Inc.
       SEC File Numbers: 333-141230; 811-22030

Dear Ms. Runyan:

We have reviewed the registration statement on Form N-2 filed on behalf of Cohen & Steers Enhanced Closed-End Opportunity Fund, Inc. (the "Fund") on March 12, 2007. The Fund filed the registration statement to register common shares. Your letter stated that certain disclosure in the registration statement is substantially similar to disclosure in Cohen & Steers Closed-End Opportunity Fund, Inc. (File No. 811-21948) which went effective on November 20, 2006. Because of the similarity to the previous filing, you requested selective review of the registration statement. We have the following comments.

Prospectus

Investment Objective and Policies

1.   The prospectus states, "The Fund may also invest up to 25% of its managed assets in foreign securities. For purposes of the Fund's investment policies, foreign securities include direct investments in foreign securities and investments in Portfolio Funds that are registered under foreign law (but not registered in the U.S.)." Please further describe how the Fund decides its global allocation, including any focus on particular countries and the extent the Fund will invest in securities, directly and indirectly, outside of the United States.

2.   The prospectus states, "The Fund seeks to achieve its objective by investing primarily in the common stock of closed-end funds selected by the Investment Manager that invest significantly in equity or income-producing securities." Investors often seek to invest in funds that emphasize dividends because of the changes to the dividend tax law, which lowered the taxes investors pay on dividends from stocks. Please clarify in the summary section to what extent the Fund's investments are likely to pay dividends that will qualify for the reduced U.S. federal income tax rates applicable to qualified

dividends under the Code. Also, in the prospectus, please clarify whether the Fund will invest in other Cohen & Steers funds.

3. The prospectus states, "Portfolio Funds also may include business development companies ("BDCs"), which are a type of closed-end fund under the Investment Company Act of 1940, as amended (the "1940 Act"), that typically invests in small- and medium-sized companies that may not have access to public equity markets for capital raising." Please clarify the extent the Fund will invest in BDCs.

4. Please explain to the staff whether Portfolio Funds will include hedge funds or fund of hedge funds.

Leverage Risks

5. Please clarify that the leverage risks apply at both the Fund and Portfolio Fund levels.

Risk of Market Price Discount from Net Asset Value

6. The prospectus states, "The Common Shares' net asset value will be reduced immediately following the offering by the sales load and the amount of organizational and offering expenses paid by the Fund." Please clarify whether this reduction applies to both the common and preferred stock offerings.

Summary of Fund Expenses

7. Please confirm that footnotes to the fee table, including the fee table in footnote 5, will be in a smaller font that the fee table.

8. Please delete the 5-year and 10-year columns from the example.

Managed Dividend Policy

9. The prospectus states, "Under a Managed Dividend Policy, if, for any monthly distribution, net investment income and net realized capital gain were less than the amount of the distribution, the difference would be distributed from the Fund's assets and would constitute a return of capital. Accordingly, a Managed Dividend Policy may require certain distributions that may be deemed a return of capital for tax purposes. The Fund's final distribution for each calendar year would include any remaining net investment income and net realized capital gain undistributed during the year. Pursuant to the requirements of the 1940 Act and other applicable laws, a notice would accompany each monthly distribution with respect to the estimated source of the distribution made." Many investors may not fully understand a return of capital. Please revise the disclosure to clarify that:

- Shareholders who periodically receive the payment of a dividend or other distribution may be under the impression that they are receiving net profits when they are not.
- Shareholders should read any written disclosure (provided pursuant to Section 19(a) and Rule 19a-1) carefully.
- Shareholders should not assume that the source of a distribution from the Fund is net profit.

In addition, please explain to the staff whether the Fund intends to make payments constituting a return of capital other than through a managed dividend policy.

10.   Please inform us whether the Fund intends to report a distribution yield. If the Fund intends to report a distribution yield at any point prior to finalizing its tax figures, the Fund should disclose the estimated portion of the distribution yield that results from return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

General

11.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

12.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

13.   Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

14.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and their management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * * * * *

Please contact the undersigned at (202) 551-6948 should you have any questions regarding this letter.

Sincerely,

Keith A. O'Connell
Senior Counsel